

May 19, 2011

John L. Plueger
Executive Vice President,
General Counsel & Secretary
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

      Re: Air Lease Corporation
               Registration Statement on Form S-1
               Filed April 29, 2011
               File No. 333-173817

Dear Mr. Plueger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of the Class A Common Stock underlying the Class B Non-Voting Common Stock, and we have the following comments:

   - Please explain your rationale for registering at this time the resale of the underlying Class A Common Stock. In this regard, we note that the overlying Class B Non-Voting Common Stock is not convertible until it is transferred to a third party unaffiliated with Société Générale S.A. and that Société Générale S.A. wholly-owns Genefinance S.A., which presently owns all of your outstanding Class B Non-Voting Common Stock.

- Given that the Class B Non-Voting Common Stock is not convertible until it is transferred, please provide us with your analysis as to whether the primary offering of the underlying Class A Common Stock either occurred simultaneously with the primary offering of the overlying Class B Non-Voting Common Stock or will occur only after a third party unaffiliated with Société Générale S.A. acquires ownership of the Class B Non-Voting Common Stock.

- Please identify, and describe the facts that support the availability of, the exemption(s) from registration covering the sale of the underlying Class A Common Stock upon a transferee's conversion of the Class B Non-Voting Common Stock.

2. We note that your Class B Non-Voting Common Stock is not currently listed on any national securities exchange or market system yet the selling stockholders wish to sell their shares at the market or at negotiated prices. Schedule A, paragraph 16, and Item 501(b)(3) of Regulation S-K require you to include in the registration statement either a price range or a formula or method used to calculate the price. As such, please disclose the price at which the selling stockholders of your Class B Non-Voting Common Stock will sell their shares. Please also revise your disclosure throughout your prospectus to reflect that your Class B Non-Voting Common Stock will be sold at the stated fixed price unless and until a trading market develops for the stock.

3. Given the nature of the resale offerings and their size relative to the number of shares of Class A Common Stock and Class B Non-Voting Common Stock currently held by non-affiliates, the subject transactions may be indirect primary offerings to the public. Please provide us with a detailed analysis as to why the proposed offerings are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C. Please refer to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Selling stockholders, page 130

4. Please complete your disclosure under this heading in the following manner:

- Provide the disclosure required by Item 507 of Regulation S-K by, among other things, indicating the number of shares and, if greater than one percent, the percentage of outstanding common stock each selling stockholder will hold upon completion of the offerings assuming all of the shares covered by the registration statement are sold.

- Identify each selling stockholder and indicate which, if any, selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

- Identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by any legal entities. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

- Describe the transactions pursuant to which each selling stockholder acquired its shares and indicate the dates on which each transaction took place.

Item 17. Undertakings, page II-6

5. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Robert B. Knauss, Esq.
       Mark H. Kim, Esq.
       Munger, Tolles & Olson LLP (via facsimile at (213) 683-5137)